BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. SELLS ITS .75% INTEREST IN OIL EXPLORATION PROJECT IN PAPUA NEW GUINEA AND PROFITS US$1.85 M ON OVERALL INVESTMENT

TORONTO, ON – July 8, 2005, Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”), is pleased to announce that it has sold the remaining .75% IPI interest it held in the oil and gas exploration project operated by InterOil Corp (AMEX:IOC) for US$3.2 M to a privately held institutional investor.

Bontan will use approximately US$2.7M to fund its obligations in its Louisiana natural gas exploration project in which the Company has a 49% working interest.  On May 20, 2005, the Company received a notice of a cash call by the operator of the Louisiana project.  It is anticipated that the funds will be used to cover site preparations and drilling costs of the initial well.  The Company will use the remaining funds for working capital purposes.

CEO Kam Shah commented: “Although we believe that PNG has much potential, we were offered a premium price for our IPI interest and felt that it was prudent for the company at this time to sell our interest.  As a result we are in a solid cash position with no debt and no further liability as it relates to the IPI. We will now be focusing our attention on the 49% working interest we have in our natural gas prospect in Southern Louisiana.  The project will now be fully funded from the funds on hand and as such we have no need for any new capital infusions at this time. We are very excited by this play and together with our partners in this project, look forward to the imminent drilling dates as dictated by the availability of a drilling rig. In addition, we will continue to seek other energy exploration prospects.”

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects.

Bontan currently has a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-860-0175.   Visit www.bontancorporation.com for more information.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or visit www.currentcapital.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.